WOODSIDE
AUSTRALIAN ENERGY

4 March 2003

03007792

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-255-P (Stybarrow-1), lodged with the Australian Stock Exchange on 4 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

PROCESSED
APR 10 2003
THOMSON FINANCIAL

dlw 4/7

4 March 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Stybarrow-1

Woodside Petroleum Ltd., a participant in the WA-255-P Joint Venture, reports that at 12:00 hours (WST) on 28 February 2003, the Operator BHP Billiton Petroleum was preparing to cut a core in the Stybarrow-1 exploration well in the Exmouth sub-basin.

Since the last report, the original bore-hole has been sidetracked in order to core the oil-bearing sandstone reservoir. Wireline logs will then be run and the well plugged and abandoned as planned.

All reported depths (except water depth) are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

Robin Lees
Assistant Company Secretary